IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD PROVIDES WESTWOOD UPDATED MINE PLAN AND MINERAL RESOURCE & MINERAL RESERVE ESTIMATES

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, December 5, 2024 – IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") is pleased to provide updated Mineral Resource and Mineral Reserve ("MRMR") estimates and an accompanying updated life of mine ("LOM") plan for the Company's Westwood Complex (the "Project" or "Westwood"), located in Quebec, Canada. IAMGOLD will file an updated NI 43-101 technical report for the updated MRMR and LOM plan on SEDAR at www.sedarplus.ca within 45 days of the date of this news release. The MRMR estimates were prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards incorporated by reference in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Highlights of updated Technical Report

- Update life of mine from 2025 to 2032, driven by underground Mineral Reserves at Westwood of 2.6 million tonnes ("Mt") averaging 11.45 grams per tonne gold ("g/t Au") containing 955,400 ounces.
- Overall LOM production of 925,000 ounces of gold ("oz Au"), with an annual average gold production of approximately 146,000 oz Au in the first three years (2025 to 2027).
- Average recoveries of 95% from the processing plant with capacity of 1.0 Mt per year. Mine plan envisions adjusting to a batch processing schedule to manage excess capacity as Grand Duc open pit supplementary ore feed ends.
- Average estimated operating costs over the LOM (2025-2032) on a unit basis for Westwood Complex estimated at $239.91/t processed.
- Total sustaining capital expenditures over life of mine estimated at $260.7 million.
- Measured and Indicated Mineral Resources (inclusive of those Mineral Resources converted to Mineral Reserves):
  - Westwood: 3.97 Mt grading 12.80 g/t Au containing 1.6 million ounces;
  - Grand Duc: 3.01 Mt grading 1.25 g/t Au containing 121,000 ounces.
- Inferred Mineral Resources:
  - Westwood: 4.29 Mt grading 13.03 g/t Au containing 1.8 million ounces;
  - Grand Duc: 0.08 Mt grading 1.28 g/t Au containing 3,300 ounces.
- Grand Duc mine life assumed to conclude in 2025 with processing completed in 2027. The Grand Duc deposit remains open westward and locally to the east.
- Westwood deposit remains open at depth, westward and locally to the east along the untested mineralized Westwood, North and Zone-2 corridors.

"The transformation of Westwood is among the top mining success stories in our industry," commented Renaud Adams, President and Chief Executive Officer of IAMGOLD. "The ability of our teams to re-engineer, rebuild, and resume full underground mining activities was the result of tireless commitment, teamwork, and a steadfast commitment to safety. The updated mine plan demonstrates the ability of Westwood to continue to expand underground operating areas, with a mine plan based on reserves of nearly a million ounces and mining assumptions at a $1,500 per ounce reserve gold price. This plan provides a good frame of reference for our stakeholders, and it is worth highlighting that underground mining activities at Westwood have historically extracted a significant portion of resources alongside reserves during day-to-day operations – particularly during periods of higher gold spot prices. Financially, in the last two quarters, we have seen Westwood begin to generate significant value, reporting total mine-site free cash flow of $42.6 million in this period. As mining continues to upgrade ounces and open up new mining areas through improved ground control methods and seismicity mitigation measures, we see high potential for further mine life extension and expansion of the current mineralized envelope."

IAMGOLD holds a 100% interest in the Westwood Complex. The Project consists of two property areas, Doyon-Westwood and Fayolle. The Doyon-Westwood property includes the Westwood underground mine, and Grand Duc open pit, collectively the Westwood Complex. The Westwood mine has been in operation since 2014, when commercial production was declared, and Grand Duc since October 2019. Open pit operations at the Fayolle deposit commenced in February 2023 and the deposit was mined out in June 2024. The Fayolle open pit and associated infrastructure were being reclaimed at the Report effective date.

Mineral Resources

Table 1 – Mineral Resource Statement, Westwood Mine

Class	Tonnes	Gold Grade (g/t Au)	Contained Ounces
Measured	777,000	13.09	327,000
Measured (Stockpiles)	4,000	8.64	1,200
Indicated	3,190,000	12.74	1,306,700
Measured + Indicated	*3,971,000*	*12.80*	*1,634,900*
Inferred	4,289,000	13.03	1,797,400

Notes:

1. The effective date of the Mineral Resource estimate is 30 September, 2024.
2. The Qualified Person for the estimate excepting stockpiles is Martin Perron, P.Eng., from Norda Stelo Inc. The Qualified Person for the stockpile estimate is Mr. Louis Nkoy Manda Mbomba, P.Eng., an IAMGOLD employee.
3. Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not converted to Mineral Reserves have not demonstrated economic viability.
4. The estimate encompasses 128 mineralized lenses in three zones (Corridor North, Westwood, and Zone 2 Extension) using the grade of the adjacent material when assayed or a value of zero when not assayed. Three dilution buffer zones encompassing all mineralized zones (one for each zone) were created to better reflect the internal dilution within the constraining shapes.
5. High-grade capping supported by statistical analysis was done on raw assay data before compositing. It was established on a zone-by-zone basis, varying from 75-500 g/t Au for mineralized zones and 10-20 g/t Au for the dilution buffer zones. Composites (1.0 m) were calculated within the zones using the grade of the adjacent material when assayed or a value of zero when not assayed.
6. The estimate was completed using a sub-block model in Isatis.neo 2024.04. The parent block size was 4 x 1 x 4 m (subblocks of 1 x 0.5 x 1 m).
7. Grade interpolation was obtained by multiple-indicator kriging for 13 lenses and ordinary kriging for all remaining lenses and buffers using hard boundaries.
8. Density values were assigned by lens group. Densities of 2.9, 3.7, 3.1, 3.0, 3.0 and 3.1 g/cm3 were assigned to groups A, B, C, E, F and G, respectively. A value of 2.8 g/cm3 was assigned to the Corridor North buffer, 2.9 g/cm3 to the Westwood buffer and 2.9 g/cm3 to the Zone 2 Extension buffer.
9. The mineral resource estimate is classified as Measured, Indicated, and Inferred. The Inferred Mineral Resource category is defined with a minimum of two drill holes in areas where the drill spacing is <75 m, and reasonable geological and grade continuity have been demonstrated. The Indicated Mineral Resource category is defined with a minimum of two drill holes in areas where the drill spacing is <15 m, and reasonable geological and grade continuity have been demonstrated. Measured Mineral Resources were classified when Indicated Mineral Resources are present within 10 m of an underground opening within a mineralized zone. The initial resource classification was edited with a mix of automated and manual methods to eliminate isolated blocks of one confidence category, considering the spatial continuity of drill holes, and was run in each mineralized solid to upgrade inferred blocks, or downgrade indicated blocks locally, as needed. The measured resources from the original classification were checked and confirmed with the mining development data. The Measured Mineral Resources from the original classification were not smoothed to prevent downgrading the classification.
10. The Mineral Resource estimate is locally constrained within Deswik Stope Optimizer shapes using a minimal mining width of 2.4 m for long hole stoping. It is reported at a cut-off grade of 5.7 g/t Au. The following parameters were used: mining cost = $200.16/t; processing cost = $24.65/t; G&A = $41.11/t; sustaining capital cost = $80.22/t; refining costs = $4.56/oz; gold price = US$1,800.00/oz; US$/C$ exchange rate = 1.25; and process recovery = 95.0%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).
11. The number of metric tonnes was rounded to the nearest thousand, as required by Form 43-101F1, and any discrepancies in the totals are due to rounding effects. The metal contents are presented in troy ounces (tonnes x grade / 31.10348) rounded to the nearest hundred. Numbers may not add up due to rounding.
12. The Qualified Person is not aware of any known environmental, permitting, legal, political, title-related, taxation, socio-political, or marketing issues that could materially affect the Mineral Resource estimate.

Table 2 – Mineral Resource Statement, Grand Duc

Class	Tonnes	Gold Grade (g/t Au)	Contained Ounces
Measured (stockpiles)	268,000	0.64	5,500
Indicated	2,740,000	1.31	115,600
Measured + Indicated	*3,008,000*	*1.25*	*121,000*
Inferred	80,000	1.28	3,300

Notes:
1. Mineral Resources are reported at an effective date of 30 September, 2024. The Qualified Person for the estimate is Mr. Abderrazak Ladidi, P.Geo. an IAMGOLD employee.
2. Measured Mineral Resources are reported in place as stockpiles. Indicated and Inferred Mineral Resources are in situ.
3. Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not converted to Mineral Reserves have not demonstrated economic viability
4. Mineral Resources are reported using the 2014 CIM Definition Standards.
5. Mineral Resources are reported assuming a gold price of US$1,800 and a US$:C$ exchange rate of 1.25. Mineral Resources are constrained within an optimized open pit shell, which use input assumptions including: mining costs of $12.71/t mineralization and variable waste costs ranging from $4.07-$5.71, process costs of $19.29/t and metallurgical recoveries that average 92%. Mineral Resources that are not in stockpiles are reported at a cut-off of 0.54 g/t Au. Mineral Resources in stockpiles have variable cut-offs, depending on the stockpile, which range from 0.54-0.9 g/t Au.
6. The number of metric tonnes was rounded to the nearest thousand and any discrepancies in the totals are due to rounding effects. The metal contents are presented in troy ounces (tonnes x grade / 31.10348) rounded to the nearest hundred. Numbers may not add up due to rounding.

Mineral Reserves

Table 3 – Mineral Reserves Statement, Westwood

Confidence Category	Tonnage	Gold Grade (g/t Au)	Contained Ounces
Proven	721,000	12.60	292,000
Probable	1,870,000	11.02	662,200
Stockpiles (Proven)	4,000	8.64	1,200
Total Proven + Probable	*2,595,000*	*11.45*	*955,400*

Notes:
1. Mineral Reserves are reported at the point of delivery to the process plant with an effective date of 30 September, 2024. The Qualified Person for the estimate is Mr. Louis Nkoy Manda Mbomba, P.Eng., an IAMGOLD employee.
2. Mineral Reserves are reported using the 2014 CIM Definition Standards.
3. Mineral Reserves are reported using a gold price of US$1,500/oz Au and assume a C$:US$ exchange rate of 1.25. Mineral Reserves are constrained within mineable shapes, that use input assumptions including long-hole open stope mining methods, mining costs of $200.16/t, process costs of $24.65/t, general and administrative costs of $41.11/t, Sustaining capital cost of $80.22/t, gold treatment and refining costs of $4.56/t, minimum mining width of 2.4 m, dilution assumption of 63% at 0.5 g/t Au, mining recovery of 85%, and metallurgical recoveries averaging 95%. Mineral Reserves are reported at a 6.82 g/t Au cut-off, which is inclusive of a 10% mine call factor.
4. Table numbers have been rounded. Totals may not sum due to rounding

Table 4 – Mineral Reserves Statement, Grand Duc

Confidence Category	Tonnage	Gold Grade (g/t Au)	Contained Ounces
Proven	—	—	—
Probable	1,445,000	1.09	50,900
Stockpiles (Proven)	268,000	0.64	5,500
Total Proven + Probable	*1,713,000*	*1.02*	*56,300*

Notes:
1. Mineral Reserves are reported at the point of delivery to the process plant with an effective date of 30 September, 2024. The Qualified Person for the estimate is Mr. Louis Nkoy Manda Mbomba, P.Eng., an IAMGOLD employee.
2. Mineral Reserves are reported using the 2014 CIM Definition Standards.
3. Mineral Reserves are reported using a gold price of US$1,800/oz Au and assume a US$:C$ exchange rate of 1.25. Mineral Reserves are constrained within an optimized open pit shell, which use input assumptions including: mining costs of $12.71/t of ore and variable waste costs

ranging from $4.07-5.71/t, process costs of $19.29/t, 10% dilution, bench face angles that range from 70º (north)-75º(south), and metallurgical recoveries that average 92%. Mineral Reserves are reported at a cut-off of 0.54 g/t Au.

4. Table numbers have been rounded. Totals may not sum due to rounding.

Table 5 – Westwood MRMR Comparison Summary[1]

	Updated Technical Report[2,3] (as of Sep 30, 2024)			Dec. 31, 2023 MRMR Estimates[2,4]			Au	
	Tonnage (000 t)	Grade (g/t Au)	Ounces (000 oz)	Tonnage (000 t)	Grade (g/t Au)	Ounces (000 oz)	(000 oz)	%
Westwood								
Proven	721,000	12.60	292,000	382,000	10.40	128,000	+164,000	+128%
Probable	1,870,000	11.02	662,200	2,982,000	10.65	1,021,000	-358,800	-35%
Stockpiles (proven)	4,000	8.64	1,200	—	—	—	+1,200	
Subtotal	2,595,000	11.45	955,400	3,364,000	10.62	1,149,000	-193,600	-17%
Grand Duc								
Proven	—	—	—	—	—	—	—	
Probable	1,445,000	1.09	50,900	1,460,000	1.17	55,000	-4,100	-7%
Stockpiles (proven)	268,000	0.64	5,500	465,000	0.69	10,000	-4,500	-45%
Subtotal	1,713,000	1.02	56,300	1,925,000	1.05	65,000	-8,700	-13%
Total Proven + Probable	**4,308,000**	**7.30**	**1,011,700**	**5,289,000**	**7.14**	**1,214,000**	-202,300	-17%
Westwood + Grand Duc								
Measured (Stockpiles)	272,000	0.76	6,700	—	—	—	+6,700	
Measured	777,000	13.09	327,000	1,158,000	7.85	292,000	+35,000	+12%
Indicated	5,930,000	7.46	1,422,300	7,257,000	9.14	2,133,000	-710,700	-33%
Total Measured + Indicated	**6,979,000**	**7.83**	**1,756,000**	**8,415,000**	**8.96**	**2,425,000**	-669,000	-28%
Inferred	4,369,000	12.82	1,800,700	1,465,000	15.78	743,000	+1,057,700	+142%

1. Mineral Reserves and Mineral Resources on a 100% basis
2. M&I Mineral Resources are inclusive of Mineral Reserves
3. Mineral Resources as of September 30, 2024 are reported using a gold price of US$1,800/oz Au. Mineral Reserves for Westwood are reported using a gold price of $1,500/oz Au, and Mineral Reserves for Grand Duc are reported using a gold price of $1,800/oz. Mineral Resources and Reserves assume a US$:C$ exchange rate of 1.25.
4. December 31, 2023 Mineral Resources were reported assuming a gold price of $1,600/oz for Westwood and $1,700/oz for Grand Duc. Mineral Reserves were reported assuming a gold price of US$1,300/oz for Westwood and $1,600/oz for Grand Duc.

The decrease in Measured and Indicated Mineral Resources estimated for Westwood from the prior estimate is primarily due to tighter confidence criteria applied to the mine planning process. To reduce variations in mine planning, Indicated Mineral Resources were classified based on the completed definition drill pattern requirements. The changes to the Indicated Mineral Resources classification requirements were primarily responsible for the increase in Inferred Mineral Resources; the other key factor contributing to increases in Inferred Mineral Resources was identification of additional mineralization through exploration drilling.

Life of Mine Plan

Westwood – Mining

The mine life based on Mineral Reserves for the Westwood Complex is forecast from 2025–2032. The Westwood mine plan assumes long-hole open stoping methods and conventional underground equipment accessed via the Westwood shaft or the Warrenmac ramp. The mine is owner-operated. An extensive seismic risk analysis was performed in 2021 following significant seismic events in October 2020. In-depth geotechnical analyses were performed by mine staff and external consultants to identify risks associated with mining sequence, infrastructure location, and support requirements. These included evaluations of stress state and rock mass classifications as well as a review of the seismic history.

Following the application of the different mitigation plans, the mine has experienced a decline in seismic events as shown in Figure 1 below. Key items to note from that figure include:

- The seismic activity rate appears to have been reduced by half, which represents a significant decrease;
- This reduction is mainly attributed to changes in mining practices including:
  – Mining sequencing
  – The extraction rate
  – Mine planning based on the seismic potential of different areas (implementation of the geo-seismic strategy)

Figure 1: Westwood Seismic Events History



Note: Figure prepared by IAMGOLD, 2024

The majority of the stopes will be mined in a bottom-up pillarless manner for better stress management. The transition from the primary-secondary method to a pillarless method is the result of a geotechnical study conducted after the major seismic event on October 30th, 2020, which recommended using a pillarless approach with a sequence designed, generally, to move stresses away from the mining front unidirectionally. The mining strategy is to mine the East, Central and Western sections of the mine simultaneously with as many as six mining areas mined concurrently to minimize production risk should one section be impacted by seismicity for a prolonged period of time. Consideration has been applied in the LOM to mitigate colliding mining fronts, as they create diminishing pillars that are detrimental to mine stability.

All underground material mined (ore + waste) must be hoisted to the surface, and the overall hoisting capacity depends on the loading pockets used. The LOM plan assumes a hoisting rate of 3,000 t/d. Once on surface, the ore is transported 2.5 km with 30 t haul trucks to the Doyon process plant.

The Westwood deposit remains open at depth, westward and locally to the east along the untested mineralized Westwood, North and Zone-2 corridors.

Grand Duc - Mining

Mining is carried out using a conventional drill, blast, load, and haul surface mining method with a contractor-operated fleet. Equipment is conventional for open pit operations.

The open pit is designed to reach a total depth of 110 m and will be about 309 m long. Benches are designed on 10 m heights in overburden and 20 m heights in fresh rock. Berm widths are 20 m in overburden and 10 m in fresh rock. Ramps and roadways are typically 20 m wide, reducing to single-lane, 12 m, widths at the base of the pit.

The Grand Duc operations share a portion of the infrastructure required for the mining operations with Westwood, including the Doyon process plant, waste rock storage facility, and tailings storage.

The remaining mine life for Grand Duc is to 2025, with processing continuing into 2027. The LOM production is included in Table 6.

The Grand Duc deposit remains open westward and locally to the east. The Company is evaluating the potential for a second phase extension of Grand Duc.

Processing

The Doyon plant treats ore via a conventional cyanidation process. Run-of-mine (ROM) ore is processed using a conventional single stage primary crusher followed by a two-stage semi-autogenous grinding (SAG) mill and ball mill grinding circuit, gravity circuit, pre-leach, carbon in leach (CIL) and carbon in pulp (CIP) circuits, in addition to associated gold recovery and carbon handling circuits to produce gold/silver doré.

The process plant was originally constructed in the 1970s and last refurbished in 2013 to increase throughput to 1.0 Mt/a. Upgrades were made to the grinding, cyanidation, strip, and tailings cyanide destruction circuits. A new paste backfill plant was also built to meet the Westwood Complex operational needs.

The plant has been operated both continuously, and in batch mode, since 2013, depending on ore availability. Currently, operations are 24 hours a day, seven days a week, 52 weeks a year. However, there will be portions of the current mine plan which will see reduced ore availability, and the plan is to have the plant operate in batch mode. Depending on the period, this may result in operating a certain number of weeks in a month of operations or select days within a week of operations.

There have also been instances over the plant history where the process plant toll-treated custom material from other mining operations. This remains an option since the process flowsheet is flexible and can accommodate third-party custom materials outside the LOM plan.

Closure and Reclamation Planning

Closure plans must be submitted to the relevant regulator before commencement of activities. Closure plans must be revised every five years, however, in certain cases, the regulator can require more frequent revisions. A financial guarantee is required to cover reclamation and closure costs.

The most recent closure plan update was submitted for Westwood and Doyon in 2021, with separate closure plans for each of Doyon and Westwood. The combined closure costs for Westwood, Doyon/Grand Duc and Fayolle, including contingency and ongoing Doyon care and maintenance costs, are estimated to be approximately $223.7 million. The 2021 Westwood closure plan was approved by the ministry in June 2024 and IAMGOLD has provided financial guarantees of $54.2 million to date in accordance with the government's payment schedule, increasing to $57.2 million by 2026. The Doyon/Grand Duc closure plan was approved by the ministry in July 2024 and IAMGOLD provided financial guarantees of $97.0 million to date in accordance with the government's payment schedule, increasing to $122.1 million by 2026. The Fayolle closure plan was approved by the ministry in 2022 and IAMGOLD provided financial guarantees of $2.3 in accordance with the government's payment schedule, increasing to $3.0 million by Dec. 19th, 2024. The final Fayolle closure plan is required no later then December 19, 2027.

The next planned updates for Doyon and Westwood are July and June 2029, respectively. The Company is conducting studies to determine the ability to decrease the closure costs of the Westwood Complex through ongoing rehabilitation and analysis of remediation methods.

Table 6 – Westwood Complex: Mine Plan Summary

	Units	LOM Total or Average	2025	2026	2027	2028	2029	2030	2031	2032
MINING OPERATIONS										
Westwood Underground (UG)										
Ore mined	000 t	2,496	351	346	370	373	374	359	275	48
Grade mined	g/t Au	11.55	11.04	13.25	11.86	10.60	11.29	10.20	12.68	13.62
Grand Duc Open Pit (OP)										
Ore mined	000 t	1,129	1,129							
Grade mined	g/t Au	1.10	1.10							
Waste mined	000 t	1,059	1,059							
Total mined	000 t	2,189	2,189							
PROCESSING										
Ore milled - UG	000 t	2,496	351	346	370	373	374	359	275	48
Ore milled - OP	000 t	1,544	724	742	79	-	-	-	-	-
Ore milled	000 t	4,040	1,075	1,088	449	373	374	359	275	48
Head grade - UG	g/t Au	11.55	11.04	13.25	11.86	10.60	11.29	10.20	12.68	13.62
Head grade - OP	g/t Au	0.98	1.35	0.66	0.66	-	-	-	-	-
Head grade	g/t Au	7.51	4.52	4.66	9.90	10.60	11.29	10.20	12.68	13.62
Recovery	%	95%	94%	95%	95%	95%	95%	95%	95%	95%
Gold production	**000 oz**	**925**	**147**	**154**	**136**	**121**	**129**	**112**	**107**	**20**
OPERATING COST										
Mining cost - UG	$M	$631.0	$95.8	$85.1	$92.3	$93.0	$93.3	$90.3	$69.2	$12.0
Mining Cost - OP	$M	$15.4	$14.3	$0.9	$0.1					
Mining cost[1]	$M	$646.4	$110.1	$86.0	$92.4	$93.0	$93.3	$90.3	$69.2	$12.0
Process cost	$M	$155.0	$28.0	$29.0	$21.8	$19.8	$19.9	$19.2	$14.7	$2.5
G&A cost	$M	$167.8	$20.5	$20.7	$21.0	$21.0	$21.0	$21.2	$21.2	$21.2
Total	$M	$969.2	$158.7	$135.7	$135.2	$133.8	$134.2	$130.7	$105.2	$35.7
Unit Costs										
Mining cost - UG	$/t mined	$252.78	$272.95	$245.70	$249.48	$249.48	$249.48	$251.41	$251.41	$251.41
Mining Cost - OP	$/t mined	$6.55	$6.55							
Mining Cost	$/t processed	$160.00	$102.49	$79.07	$206.01	$249.48	$249.48	$251.41	$251.41	$251.41
Process (incl. enviro) cost	$/t processed	$38.37	$26.09	$26.68	$48.56	$53.12	$53.12	$53.53	$53.53	$53.53
G&A cost	$/t processed	$41.54	$19.10	$19.03	$46.85	$56.40	$56.18	$58.97	$76.91	$445.54
CAPITAL EXPENDITURES										
Sustaining capital expenditures	$M	$260.7	$74.3	$51.6	$52.6	$32.9	$28.3	$20.8	$0.0	$0.0
Non-sustaining capital expenditures	$M	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Total capital expenditures	$M	$260.7	$74.3	$51.6	$52.6	$32.9	$28.3	$20.8	$0.0	$0.0

Note: Numbers may not add up due to rounding

QUALIFIED PERSON AND TECHNICAL INFORMATION

Mineral Resources and Mineral Reserves are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014; the 2014 CIM Definition Standards) and were prepared with reference to the CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (November, 2019; the 2019 CIM Estimation Guidelines).

The following serve as the qualified persons (QPs) for this news release as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1:

- Mr. Bernard Haley, P.Eng., Mining Manager, IAMGOLD;
- Mr. Abderrazak Ladidi, P.Geo., Principal Resource Geologist, IAMGOLD;
- Mr. Martin Perron, P.Eng., Director Centre of Excellence Geology, Norda Stelo Inc.;
- Mr. Louis Nkoy Manda Mbomba, P.Eng., Superintendent Mine Engineering, IAMGOLD;
- Dr. Ali Jalbout; P.Eng., Principal - Geotechnical Specialist, ASA Geotech Inc.;
- Mr. Steve Pelletier, P.Eng., Principal Director, Environment, IAMGOLD.

Lisa Ragsdale, Director, Mining Geology, IAMGOLD Corporation is the QP for the purposes of NI 43-101 with respect to the mineralization being reported on and is responsible for the review and approval of all mineral resources estimates for IAMGOLD. Guy Bourque, Director, Mining, IAMGOLD Corporation is the QP for the purposes of NI 43-101 with respect to the mineralization being reported on and is responsible for the review and approval of all mineral reserves estimates for IAMGOLD. The technical information in this news release has been included with the consent and prior review of Ms. Ragsdale and Mr. Bourque, as applicable. The QPs have verified the data disclosed and data underlying the information or opinions contained in this news release.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to strive for the goal of Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those found in subpart 1300 of Regulation S-K, used by the United States Securities and Exchange Commission (the "SEC"). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under subpart 1300 of Regulation S-K . Accordingly, mineral resource and reserve information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of subpart 1300 of Regulation S-K (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2022, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "preliminary", "likely", "progress", "strive", "sustain", "effort", "extend", "on track", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology.

For example, forward-looking statements include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, ESG (including environmental) performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected production of the Côté Gold Mine, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the announced intention to repurchase the Transferred Interests in the Côté Gold Mine, the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk Assets; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof, including the Company's "Zero Harm" vision; commitments with respect to greenhouse gas emissions and decarbonization initiatives (eg. interim target of achieving 30% absolute reduction in Scope 1 and 2 emissions by 2030); the development of the Company's Water Management Standard; commitments with respect to biodiversity; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations (including the Competition Act and the regulations associated with the fight against climate change).

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to complete the repurchase of the Transferred Interest in the Côté Gold Mine; the ability of the Company to complete the sales of the remaining Bambouk Assets; the Company's business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (included, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; , including but not limited to the ability of the Company to achieve ninety percent (90%) throughput at the Côté Gold Mine by year-end and the ability of the Company to achieve nameplate capacity at the Côté Gold Mine in 2025; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada)); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.